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                                                               Exhibit (a)(1)(D)

This email confirms our receipt of your Election Form, which sets forth your election to exchange one or more of your Eligible Option Grants in the Sequenom Stock Option Exchange Program. This email does not serve as a formal acceptance by Sequenom of the Eligible Option Grants designated on your Election Form for exchange. However, delivery of your Election Form does serve as a confirmation to Sequenom that you agree to cancel any options granted to you on or after May 1, 2001, regardless of the price and regardless of whether you have included this grant information in the Election Form. The procedure for acceptance of Eligible Option Grants for exchange is described in the Offer to Exchange previously made available to you.

Your stock option account located at www.optionslink.com will be updated to
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reflect your election to exchange the Eligible Option Grants designated on your
Election Form. If you are unable to access this website, you may contact Theresa Lee at tlee@sequenom.com or at (858)202-9024 to request a copy of your stock
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option account. The exchanged Eligible Option Grants will be reflected on your stock option account as cancelled, and represent your right to receive Replacement Options in accordance with the terms of the Offer to Exchange. Please note that you will not have the right to exercise all or any part of the cancelled Eligible Option Grants after the date of your Election Form.

Your election to exchange your Eligible Option Grants may be withdrawn or changed at any time prior to 12:00 midnight, U.S. Pacific Standard Time, on November 30, 2001, the Expiration Date of the Offer to Exchange.

Please do not respond to this email. You may email questions about the Offer to Exchange to tlee@sequenom.com or call Theresa Lee at (858) 202-9024.
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